Exhibit 12.1

HCP

RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	$65,733	$107,201	$87,561	$88,297	$74,951	$75,526
Rental Expense	1,521	2,614	1,306	625	510	461
Capitalized Interest	361	637	1,650	1,210	1,323	243
Fixed Charges	$67,615	$110,452	$90,517	$90,132	$76,784	$76,230
Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	$87,391	$167,276	$159,361	$142,479	$128,535	$107,023
Add Back Fixed Charges	67,615	110,452	90,517	90,132	76,784	76,230
Add Distributed Income from Equity Investees	5,623	—	2,157	1,195	920	944
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(48)	(2,159)	(79)	(439)	(348)	(458)
Less Capitalized Interest	(361)	(637)	(1,650)	(1,210)	(1,323)	(243)
Less Minority Interest from Subsidiaries without Fixed Charges	(2,885)	(4,489)	(5,369)	(4,568)	(3,072)	(3,109)
Total	$157,335	$270,443	$244,937	$227,589	$201,496	$180,387
Ratio of Earnings to Fixed Charges	2.33	2.45	2.71	2.53	2.62	2.37

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	$65,733	$107,201	$87,561	$88,297	$74,951	$75,526
Preferred Stock Dividend	10,566	21,130	21,130	36,736	24,900	24,900
Rental Expense	1,521	2,614	1,306	625	510	461
Capitalized Interest	361	637	1,650	1,210	1,323	243
Fixed Charges	$78,181	$131,582	$111,647	$126,868	$101,684	$101,130
Earnings (see above)	157,335	$270,443	$244,937	$227,589	$201,496	$180,387
Ratio of Earnings to Fixed Charges	2.01	2.06	2.19	1.79	1.98	1.78